May 13th, 2021

QTRRF: OTCQX International

QTA: TSX VENTURE

NR-04-21

Quaterra Strengthens Management Team with Additions of CEO and
President

Quaterra Resources Inc. ("Quaterra" or the "Company") has announced the appointment, effective immediately, of Mr. Travis Naugle as CEO and Mr. Stephen Goodman as President.

Mr. Naugle is a seasoned executive and officer in gold, copper and strategic & critical metals mining companies. He has led in the design, construction, and operation of mining projects in the U.S., Eurasia, Russia, and Asia. His track record includes a focus on environmental and sustainability initiatives in collaboration with local and indigenous peoples, numerous asset- and company-level transactions, negotiating international joint ventures, and securing a bilateral mining treaty between two sovereign nations. A licensed Professional Engineer, Mr. Naugle received his MBA from the University of Chicago Booth School of Business and holds a degree in mining engineering from Montana Tech.

Mr. Goodman has been involved as a senior executive, director and investment banker in several hundred million dollars of acquisition, exploration and production financings for mining companies listed on the CSE and TSX-V. After several years at Canaccord Capital, he moved to New York to work as an investment banker working at firms including Casimir Capital, Knight Capital Group, KGS Alpha Capital Markets (now BMO) and StormHarbour Securities LP. Mr. Goodman is a graduate of the University of Western Ontario, attained a Master of Business Administration from the Institut des Hautes Etudes Economiques et Commerciales in France; and Post-Graduate Diploma in Asia Management from Capilano University.

"These appointments underscore Quaterra's resolve to move the MacArthur oxide copper deposit toward production as quickly as possible" states Quaterra Chairman Tom Patton. "Travis and Stephen will work collaboratively to complete a Prefeasibility Study, and with favorable results, to advance the financing and development of a mine."

Quaterra began a 7,000-10,000-foot core drilling program at MacArthur on May 4th (Please see News release of May 7, 2021 for details). This drilling program is the first major step toward completion of a prefeasibility study (PFS) which will be followed by a program of large diameter core drilling for the purpose of obtaining fresh samples for metallurgical testing; column leach testing to refine estimates of copper recovery and acid consumption; and mine plan optimization and financial model updating.

The Company estimates that completion of the PFS will require 12-15 months and an expenditure of US$3.5M-$4.0M, dependent upon results and the availability of funds. The successful completion of the PFS will substantially de-risk the project and inform whether the project should proceed to permitting, development, construction and operation.

About Quaterra Resources Inc.

Quaterra Resources Inc. is a copper-gold exploration company focused on projects with the potential to host large-scale mineral deposits attractive to major mining companies. It is advancing its Yerington copper project in the historic Yerington Copper District, Nevada. It continues to investigate opportunities to acquire prospects in North America on reasonable terms and the partnerships with which to advance them.

On behalf of the Board of Directors,

Thomas Patton, Chairman

Quaterra Resources Inc.

For more information please contact:

Karen Robertson
Corporate Communications
778-898-0057

Jay Oness

Investor Relations

604-808-9479

Thomas Patton, Chairman

Quaterra Resources Inc.
604-641-2758

Email: info@quaterra.com

Website: www.quaterra.com

Disclosure note:

Some statements in this news release are forward-looking statements under applicable United States and Canadian laws. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.